SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.  3  )*

(Name of Issuer): Briggs & Stratton Corp.

(Title of Class of Securities): Common Stock

(CUSIP Number): 109043109
(Date of event which requires filing of this Statement): April 30, 2003

Check the appropriate box to designate the Rule pursuant to which this schedule is filed:
/X/ Rule 13d-1(b)
/ / Rule l3d-1(c)
/ / Rule l3d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 109043109
(1) Names of Reporting Persons: Perkins, Wolf, McDonnell & Company S.S. or I.R.S. Identification Nos. of Above Persons: 36-3099763

(2) Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)    (b)        N/A

(3) SEC Use Only

(4) Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:

(5) Sole Voting Power: 31,920
(6) Shared Voting Power: 1,938,785
(7) Sole Dispositive Power: 31,920
(8) Shared Dispositive Power: 1,938,785

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 1,970,705

(10) Check if the Aggregate Amount in Row(9) Excludes Certain Shares (See Instructions):

(11) Percent of Class Represented by Amount in Row(9): 9.1%

(12) Type of Reporting Person (See Instructions): IA



CUSIP No. 109043109
(1) Names of Reporting Persons: Janus Small Cap Value Fund
    S.S. or I.R.S. Identification Nos. of Above Persons:


(2) Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)    (b)        N/A

(3) SEC Use Only

(4) Citizenship or Place of Organization: Massachusetts

Number of Shares Beneficially Owned By Each Reporting Person With:

(5) Sole Voting Power: -0-
(6) Shared Voting Power: 1,230,000**
(7) Sole Dispositive Power: -0-
(8) Shared Dispositive Power: 1,230,000**

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 1,230,000

(10) Check if the Aggregate Amount in Row(9) Excludes Certain Shares (See Instructions):

(11) Percent of Class Represented by Amount in Row(9): 5.7%

(12) Type of Reporting Person (See Instructions): IC

** See Item 4 of this filing





Addition to Item 3:

Janus Small Cap Value Fund is an Investment Company registered under Section 8 of the Investment Company Act of 1940.


Addition to Item 4:

Janus Fund is an investment company registered under the Investment Company Act of 1940 and is one of the Managed Portfolios to which Janus Capital provides investment advice.


Addition to Item 6:

The interest of one person, Janus Small Cap Value Fund, an investment company registered under the Investment Company Act of 1940, in Briggs & Stratton Corporation Common Stock amounted to 1,230,000 shares or 5.7% of the total outstanding Common Stock.





SCHEDULE 13G
Item 1(a). Name of Issuer: Briggs & Stratton Corp.

Item 1(b). Address of Issuer's Principal Executive Offices:
12301 W. Worth Street, Wauwatosa, WI 53222

Item 2(a). Name of Person Filing:
Perkins, Wolf, McDonnell & Company

Item 2(b). Address of Principal Business Office or, if none, Residence:
53 W. Jackson Blvd., Suite 722, Chicago, IL 60604

Item 2(c). Citizenship: Delaware

Item 2(d). Title of Class of Securities: Common Stock

Item 2(e). CUSIP No.: 109043109

Item 3. If this statement is filed pursuant to Rule 13d-l (b) or 13d-2(b), check whether the person filing is a:

(a) /X/ Broker or Dealer registered under Section 15 of the Act
(d) / / Investment Company registered under Section 8 of the Investment Company Act
(e) /X/ Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

Item 4. Ownership:

Number of Shares: 1,970,705
Percentage of Outstanding Shares: 9.1%
Sole Voting Power: 31,920
Shared Voting Power: 1,938,785
Sole Dispositive Power: 31,920
Shared Dispositive Power: 1,938,785

Item 5. Ownership of Five Percent or Less of a Class: N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person: N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: N/A

Item 8. Identification and Classification of Members of the Group: N/A

Item 9. Notice of Dissolution of Group: N/A

Item 10. Certification

By signing below, I certify that, to the best of my knowledge and belief, the Securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I the Undersigned certify that the information set forth in this statement is true, complete and correct.

By: /s/ Gregory E. Wolf
Name: Gregory E. Wolf
Title: Treasurer